# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TreeHouse Foods, Inc., CIK 0001320695
CUSIP: 89469A104
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2021 Spring Road, Oak Brook, Illinois (IL), 60523
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001618360

## Reporting persons
- Sessa Capital (Master), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,242,483; sole dispositive power 0; shared dispositive power 3,242,483; aggregate amount beneficially owned 3,242,483 (6.33% of the class)
- Sessa Capital GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,242,483; shared voting power 0; sole dispositive power 3,242,483; shared dispositive power 0; aggregate amount beneficially owned 3,242,483 (6.33% of the class)
- Sessa Capital IM, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 3,242,483; shared voting power 0; sole dispositive power 3,242,483; shared dispositive power 0; aggregate amount beneficially owned 3,242,483 (6.33% of the class)
- Sessa Capital IM GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 3,242,483; shared voting power 0; sole dispositive power 3,242,483; shared dispositive power 0; aggregate amount beneficially owned 3,242,483 (6.33% of the class)
- John Petry: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,242,483; shared voting power 0; sole dispositive power 3,242,483; shared dispositive power 0; aggregate amount beneficially owned 3,242,483 (6.33% of the class)

## Item 1. Issuer
Name of issuer: TreeHouse Foods, Inc.
Address of issuer's principal executive offices: 2021 Spring Road, Suite 600, Oak Brook IL, 60523

## Item 2. Person Filing
Name of person filing:
(i) Sessa Capital (Master), L.P.
(ii) Sessa Capital GP, LLC
(iii) Sessa Capital IM, L.P.
(iv) Sessa Capital IM GP, LLC
(v) John Petry
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

888 Seventh Avenue, 30th Floor, New York, NY 10019
Citizenship:
(i) Sessa Capital (Master), L.P. - a Cayman Islands exempted limited partnership
(ii) Sessa Capital GP, LLC - a Delaware limited liability company
(iii) Sessa Capital IM, L.P. - a Delaware limited partnership
(iv) Sessa Capital IM GP, LLC - a Delaware limited liability company
(v) John Petry - a United States citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) 3242483
(ii) 3242483
(iii) 3242483
(iv) 3242483
(v) 3242483
Percent of class:
(i) 6.33%
(ii) 6.33%
(iii) 6.33%
(iv) 6.33%
(v) 6.33%
Sole power to vote or to direct the vote:
(ii) 3242483
(iii) 3242483
(iv) 3242483
(v) 3242483
Shared power to vote or to direct the vote: (i) 3242483
Sole power to dispose or to direct the disposition:
(ii) 3242483
(iii) 3242483
(iv) 3242483
(v) 3242483
Shared power to dispose or to direct the disposition: (i) 3242483

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT INDEX TO SCHEDULE 13G

EXHIBIT 1

Joint Filing Agreement, dated as of February 14, 2025, by and between Sessa Capital (Master), L.P., Sessa Capital GP, LLC, Sessa Capital IM, L.P., Sessa Capital IM GP, LLC, and John Petry.

JOINT FILING AGREEMENT

Pursuant to Rule 13D-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree, as of February 14, 2025, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need to be filed with respect to the ownership by each of the undersigned of shares of Common Stock of TreeHouse Foods, Inc. and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

By: /s/ John Petry
John Petry
John Petry, individually, as manager of Sessa Capital GP, LLC, the general partner of Sessa Capital (Master), L.P., and as manager of Sessa Capital IM GP, LLC, the general partner of Sessa Capital IM, L.P.

Date: February 14, 2025

## Signatures
- Sessa Capital (Master), L.P.: /s/ John Petry, John Petry (02/14/2025)
- Sessa Capital GP, LLC: /s/ John Petry, John Petry (02/14/2025)
- Sessa Capital IM, L.P.: /s/ John Petry, John Petry (02/14/2025)
- Sessa Capital IM GP, LLC: /s/ John Petry, John Petry (02/14/2025)
- John Petry: /s/ John Petry, John Petry (02/14/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.